Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

The following is a transcript of a podcast featuring Bright Machines Chief Executive Officer Amar Hanspal:

Announcer

Welcome to Public Live, your real time resource for educational information about market trends, economic news, and publicly traded companies. Public Live is designed to broaden your knowledge as an investor. These sessions are not direct investment advice. So, listen in. But always do your own research. See public.com/disclosures for more information. With that, let's get things started. Take it away hosts.

Nora Ali, Public Live

Hello, everyone. Welcome to today's Public Live. I'm your host, Nora Ali. Today we are talking about the future of automation, and the use of AI and robotics to make the manufacturing process more efficient. I am pleased to be joined by Amar Hanspal, he's the CEO of Bright Machines. And that's a software and robotics company that aims to give eyes and brains to machines. Amar, thanks for joining us today.

Amar Hanspal, CEO of Bright Machines

Oh, Nora, thank you so much for having me. It's a pleasure to be here.

Nora Ali, Public Live

So let's start there, with the eyes and the brains, Amar. Can you give an overview of Bright Machines and what you mean by providing eyes and brands to these machines?

Amar Hanspal, CEO of Bright Machines

Yeah, so I mean, what we do is build software powered assembly lines. I mean, if you step back and pick up the problem that we're trying to solve, it's the fact that, you know, most of the assembly lines in the world today are manually managed that, you know, each part if you, if you think of a product that you use, as a jigsaw puzzle, each of the parts of the product is made by machines, but it's almost always assembled by hand. And that makes it hard to have products built in the United States, for example, because labor costs are high, or you know, you have the supply chain disruptions halfway around the world, you can't get the products you need. So, what we started out to do was see how software could take on some of the role of humans in what these assembly lines are capable of doing. And you think about machines that could take on, if you will, the role of the muscle, on the assembly lines, they could find robots and conveyors and systems that feed parts to these machines, you know, there are these machines that exist. But by and large, these machines are, they don't, they don't have brains, right, they just can repeat the same task over, and over, and over again, while humans effectively, you know, are very smart and flexible and adaptable. So, they can adjust to anything that happens. A robot on the other hand, expects the same thing to be in the same place every time. And so, what we set out to build was a software system that kind of taught and gave intelligence to these machines, so that they could be as adaptable and flexible as humans, and therefore take on the role of some of these repetitive jobs that you have on the assembly line, and have assembly lines that are run--that have these machines building the product. But these machines have the same intelligence, if you will, of what a human might be able to do in terms of, you know, putting parts together and create these autonomous assembly lines.

Nora Ali, Public Live

When you talk about human intelligence and the role of the muscle, it sounds like things that would take years, and years, and years to solve it to figure out and I, you know, I noticed that you guys were founded only in 2018. Can you talk to me about what the sort of test-and-learn process was such that you could launch so quickly? And now you're going public via SPAC just three years later? So yeah, what did those early days in that learning process look like?

Amar Hanspal, CEO of Bright Machines

It's working closely with customers and figuring out where to start. So, you know, Nora, you're absolutely right, that, you know, if you describe trying to replace human intelligence, it's an impossible task. But on the other hand, if you narrow it down to “Okay, we have to insert four screws in this, you know, let's say wireless router box, which a human can do, you know, 10,000 times a day,” how do you make sure that the robot is able to repeat that same level of tasks, as you narrow it down to something like that, then you can build vision systems, mechanical systems, you know, monitoring systems and sensors, that are able to be very well optimized for that task. And screwdriving is one example and you can take the next operation and the next operation. And so what you try and do, is you seek, you take this task of trying to build this very general purpose assembly lines, you narrow down the focus, you know, in our case, we started with networking equipment, there is a lot of 5G investment out there people trying to build next generation network infrastructure, or even the guts of electric vehicles look a lot more like data center on wheels. We look at that, we break it down and say, what are the seven eight operations that you need in order to build these these pieces of equipment, and then you start with that particular set of problems. And so, you know, it will take us a very long time to do everything in the world that an assembly line a human on an assembly line can do. But we started, you know, three years ago, you're right, started to work with a couple of customers very closely, started working on a couple of projects very closely. And then you know, over time, software does have that magical ability that it builds on itself, that you know, you've solved one problem, and then the next problem is a slight variation on the next last one and a slight variation. And you know, it's like a flywheel. And I don't, by any means, say that we are done with our stack. But we made a lot of progress in the kinds of products we can build. We have about over 70 deployments now these automated assembly lines around the world.

Nora Ali, Public Live

And what are some of the biggest industries or categories where you're operating? And if you could specifically describe to me some of the efficiencies that you do create for these industries.

Amar Hanspal, CEO of Bright Machines

So, I, the three that I would highlight is one, network equipment. So, routers, which is data centers, these are places there's a lot of product being built for the modern, wireless and wired infrastructure around us as a huge amount of capacity that's been created for that. We have, we've certainly focused on that. The guts of electric vehicles, so battery management systems, infotainment systems, onboard computers, we build assembly lines that build those components. And then I would say consumer products, stuff that you see in your kitchen, at your local hardware store, we've been building assembly lines to go through that. And I would say the benefits we bring to customers… First one, we're enabling reshoring. So, definitely a very big part of why people are investing in products like ours is because they're trying to create capacity to build products in the United States, in Europe to build where they sell. And for a whole variety of reasons, they want to move out of the traditional manufacturing base in China, primarily. And so that in of itself is a benefit to customers. When we have our assembly rise, deployed, we found that we save people time and money. But you know, everybody wants that. But that's an expected that's an expectation when you invest in technology. But we've also created flexibility and scalability in the sense that if something changes in your product, and you now need the assembly line to be able to handle some new bit of variation of your product, because we are software-based changes are easier to make, right? It's very hard to do it if you have to go back to 15 locations and teach 10 humans in 15 locations, “hey you need to make this change.” Because your software base, you can make that change and a ripple across all your manufacturing facilities around the world. Those are the things that our customers tell us they really appreciate about what we've done for them.

Nora Ali, Public Live

Yeah, that point about enabling reshoring, that's so interesting, and not entirely unsurprising. But you founded the company, basically the middle of a trade war between the US and China. So, to what extent did trade tensions over the last few years impact your customers desire, or maybe accelerate the timeline for reshoring?

Amar Hanspal, CEO of Bright Machines

It's a great question Nora. I mean, we started this company three years ago, because we were noticing that around the world, even in China, people could not hire enough human beings to build products. We just want one company I've worked with, they tried to hire 10,000 people to build a product and that was just not going to be sustainable. So, our initial thesis was there is just not enough capacity to build products. We need to make it easier for people to do this in an automated way. Now, as they we had not anticipated this, but certainly a couple of things that happen in 2019, the trade wars which started with the tariffs, and then we had the security hack that happened with I think it was Super Micro where people got hey, there's a security If somebody inserted a sort of a counterfeit part into an assembly line building a major product, and that was when manufacturers or the world go, “Hey, wait a minute, I'd not only am I not happy about rising costs around the world, but now I have all these security concerns that are taking place on the manufacturing facilities, I want to keep a closer eye on them.” And so that started the movement, the reshoring movement, and that got even further accelerated with the global pandemic. We all talk about social distancing, you know, in our public lives. Imagine what social distancing in a factory looks like, like you cannot have 10,000 people standing next to each other, you know, doing operations. And so those two events, the tarrif wars and the global pandemic were really the impetus for this desire for reshoring and to accelerate that timeline.

Nora Ali, Public Live

You also recently announced that you are going public through a business combination with SCVX, a SPAC. Why choose a SPAC, and why now?

Amar Hanspal, CEO of Bright Machines

Ah, that's a good question. I mean those two thoughts are linked Nora. I mean I think when you think of a business like ours, it is capital intensive right, I mean I think I look at the autonomous driving industry people are putting these autonomous vehicles together. That's a mixture of hardware, software, some configuration, all these kinds of things. It's like we're sort of similar you know, what they do to put an autonomous vehicle on the road we are doing to put autonomy assembly lines in factories, right, so it's a capital intensive process. And so, what we are doing through this IPO, if you will of ours, through the SPAC, is raise capital to fund our operations sufficiently to be able to serve these very large expansion opportunities with customers, and I would say that the reason we chose the SPAC is because I think does give us… what we found attractive was the ability to get a large amount of capital, be more transparent and certain in the amount of capital we could raise through a single, you know, investment, action, and fund ourselves in a way that we could really focus on customer expansion and product delivery, and not you know every six months I have to go around hey listen can you give me a dollar here, can you give me a dollar there. I also think that this is a very, very, very large opportunity. I mean it's, I spent many years in the software industry is one of the largest opportunities I've seen, we need capital that goes along with that to match the size of the opportunity and this provided a very clear route to that level of investment.

Nora Ali, Public Live

That was one of the better explanations I've heard for why SPAC, and not everyone has a good answer for that. So, Amar as you do look towards expansion, I imagine you get this question a lot, the workers, right, with more information, a different future for factory workers, what does the next generation of manufacturing workers look like to you?

Amar Hanspal, CEO of Bright Machines

So there's two parts to that, I mean let's say three points to the answer of course, when you bring in automation, we see this in every industry, I mean you think about ATMs and bank tellers, like there's no way to bring in automation into an industry, which doesn't have some level of displacement. But if you build on that example, you know, bank tellers didn't go away. Their job changed. They started dealing with the harder problems, the more the things that require more face time, and I believe that in the manufacturing industry, two things will happen. One, people who are doing these repetitive tasks, and I know, you know, it always can sound like you know Silicon Valley person always says it's no big deal. But in reality if you go to a factory, you find someone standing over a screwdriver, putting in four screws in 1000 times a day and you just have to ask yourself, “Yes, it's a, it's a job, but, really, is that what a human being wants to be doing for the rest of their lives?” That person actually wants to be, problem solving, doing something more interesting. So, I do believe that what'll happen is as we take over those highly repetitive jobs, many of the workers who are on the assembly lines will be retrained to be much more what we would call front office, more customer facing, more problem solving, more designing, like, a little bit, dealing with like, “Okay, how should we make this,” rather than dealing with actually making it, right? I do think there's that level of change. And second, I do think that, just like other things that we do in our lives, they will have to become a little bit more, I would say, humans are the robot today. So rather than being the robot, you have to become the ninja master. Like I think what they will start doing is teaching configuring and sort of monitoring the robots, I think the jobs, the move is going to be a little over five years rocky stuff or where people go from here to there, you know, in every industry where we've seen automation come in at the end of the day, it does settle down to a much better, I would say human machine kind of relationship. And the last thing I would say, is that when we are deploying automation, especially in the United States, almost everything we're doing is net positive jobs, the displacement is really happening overseas, not that that makes it a good thing, but I do want to say that in the United States, every time we deploy automation it's a net positive in terms of job creation and not job displacement.

Nora Ali, Public Live

Yeah, and a lot of the onus is on these companies to provide retraining and provide r- skilling. We did see more of that, you know, during the pandemic and, and now hopefully coming out of it soon, so that's that's good to hear. So last topic for you. We have seen such a tremendous rise, obviously in E-commerce, super-fast delivery, there's plenty of startups now in New York City where I live, where it's 15 minute delivery, how do these expectations from customers from the E-commerce standpoint, put pressure on manufacturing speed and how might that impact your business?

Amar Hanspal, CEO of Bright Machines

Yeah that's a great observation. I'd say, you know, one of the things that has happened with e-commerce is you know, customer expectations for service and customization has gone up because you not only do you want things quickly, but you want things kind of a little bit better tailored to your taste or you want it. So, I think what is going to happen with manufacturing is we are going to see customers wanting more specificity over “hey listen, it's not just that I want to buy this product. I want to buy it in a yellow color with my name on it” kind of stuff, and I want it, much faster and just like if Domino's can let me track my pizza coming my way, I want to know where my product is. You know, tell me where it is in the manufacturing process, I want more transparency and visibility. So, I think what's going to end up happening for manufacturing companies is they're going to have to figure out how to make their operations, more responsive to customer demand. And so that, you know, hey listen, if North Carolina wants 10,000 of the yellow widget, they're able to sort of okay, shift what they make close to North Carolina to be able to, you know, meet that demand. So they're going to have to do a lot more stuff in terms of flexibility, they're going to have to do a better job of customer service, so that you know where things are, and then the quality has to go up in terms of making sure that products, when they arrive they are well made, there's no sort of failure and things like that. And all of that is going to lead for them, have to make more investment in modern manufacturing technology to enable that and that includes companies like us.

Nora Ali, Public Live

I used to work in E-commerce that jet.com, and I love that you brought up the Domino's example, because we used to reference that all the time. It's one of the better, shockingly, one of the better tracking experiences. I love that. Amar, we're gonna leave things there, it's been an awesome convo. That's Amar Hanspal, CEO of Bright Machines. Thanks again for joining us today. We appreciate it.

Amar Hanspal, CEO of Bright Machines

Thanks for having me.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.